
SEC MAIL
RECEIVED
SEP 26 2005
WASH., D.C.
PROCESSING
SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	**0001243106**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 23, 2005, Series 2005-1	**333-120916**

Name of Person Filing the Document
(If Other than the Registrant)




05067303

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.

By: 

Name: Baron Silverstein

Title: Vice President

Dated: September 23, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Marketing Materials

$225,345,000 (Approximate)


BankUnited

Bank United Trust 2005-1
Mortgage Pass-Through Certificates, Series 2005-1

Structured Asset Mortgage Investments II Inc.
Depositor

Wells Fargo Bank, NA
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of September 1, 2005.

September 16, 2005

$225,345,000 (approx)
Bank United Trust 2005-1
Mortgage Pass-Through Certificates, Series 2005-1
MTA Indexed Mortgage Loans

Class	Certificate Size (1)	Expected Ratings (2)	Credit Enhance. %age (3)	Interest Rate Type	Collateral Type	Certificate Type
Offered Certificates						
I-A-1	$185,875,000	AAA/Aaa	46.45%	Floater (4)	Conforming MTA Neg Am	Super Senior LIBOR Floater
I-A-2	$39,125,000	AAA/Aaa	35.18%	Floater (4)	Conforming MTA Neg Am	Senior Level 1 Support LIBOR Floater
Non Offered Certificates						
I-A-3	$84,791,000	AAA/NR	10.75%	WAC (5)	Conforming MTA Neg Am	Senior Level 2 Support WAC Pass Through
I-X	Notional (6)	AAA/NR	10.75%	WAC (6)	Conforming MTA Neg Am	Senior Interest Only
II-A-1	$130,470,000	AAA/NR	10.75%	WAC (7)	NonConforming MTA Neg Am	Senior Pass Through
B-1	$20,138,000	AA/NR	5.10%	WAC (8)	MTA Neg Am	Crossed Subordinate Pass Through
B-2	$8,950,000	A/NR	3.40%	WAC (8)	MTA Neg Am	Crossed Subordinate Pass Through
B-3	$5,718,000	BBB/NR	2.30%	WAC (8)	MTA Neg Am	Crossed Subordinate Pass Through
B-4	$5,718,000	BB/NR	1.55%	WAC (8)	MTA Neg Am	Crossed Subordinate Pass Through
B-5	$4,724,000	B/NR	1.15%	WAC (8)	MTA Neg Am	Crossed Subordinate Pass Through
B-6	$3,231,851	NR	--	WAC (8)	MTA Neg Am	Crossed Subordinate Pass Through

(1) The Certificate Sizes are approximate and subject to a +/- 5% variance.

(2) The Offered Certificates will be rated by two of the three rating agencies. The rating agencies include Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's").

(3) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and additional rating agency analysis.

(4) The Pass-Through Rate for the Class I-A-1 and Class I-A-2 Certificates will be a floating rate based on One-Month LIBOR plus [x.xx]%and [x.xx] subject to the lesser of (i) Net Rate Cap (equal to the weighted average net rate of the group I mortgage loans) and (ii) 10.50%. On the first distribution date after the Clean-Up Call Date, the margin will double. The Class I-A-1 and Class I-A-2 Certificates will settle flat and accrue interest on an Actual/360 basis. The certificate balances of the Class I-A-1 and Class I-A-2 Certificates are subject to increases due to the negative amortization feature of the mortgage loans in each such class's respective mortgage loan group as described herein. The holders of the Class I-A-1 and Class I-A-2 Certificates will be entitled to the benefit of Yield Maintenance Agreements (as described more fully herein) purchased with respect to the Offered Certificates. See Yield Maintenance Agreements below.

(5) The Class I-A-3 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the group I Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [x.xxx%].

(6) The Class I-X will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the group I Mortgage Loans over (y) the weighted average pass-through rate on the Class I-A-1 and Class I-A-2 Certificates based on the notional amount equal to current principal amount of the Class I-A-1 and Class I-A-2 Certificates.

(7) The Class II-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [x.xxx%].

(8) The Class B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Mortgage Loans weighted in proportion to the results of subtracting from the aggregate principal balance of the Mortgage Loans, the aggregate Class Principal Balance of the related Classes of Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [x.xxx%].

Depositor:	Structured Asset Mortgage Investments II, Inc.
Seller:	EMC Mortgage Corporation
Trustee:	U.S. Bank, National Association
Master Servicer & Securities Administrator:	Wells Fargo Bank, NA.
Servicer/Originator:	BankUnited, F.S.B.
Cut-off Date:	September 1, 2005
Closing Date:	September 23, 2005
Yield Maintenance Provider:	An entity rated AAA/Aaa by S&P and Moodys (which may include an affiliate of the Depositor and/or Underwriter)
Rating Agencies:	The Offered Certificates will be rated by two of the three rating agencies. The rating agencies include Standard & Poor's ("S&P"), Moody's Investors Service ("Moody's") and Fitch Ratings, Inc. ("Fitch").
Legal Structure:	REMIC
Optional Call:	10% cleanup call
Distribution Date:	25th of each month, or next business day, commencing October 25, 2005.
Remittance Type:	Scheduled/Actual
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
ERISA:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
SMMEA:	The Class A Certificates and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation: The Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable.

Compensating Interest: On each distribution date, the Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans that occurred during the Prepayment Period. With respect to any Distribution Date, the period from the sixteenth day of the calendar month preceding the calendar month in which such Distribution Date occurs through the close of business on the fifteenth day of the calendar month in which such Distribution Date occurs.

Collateral Description: As of September 1, 2005, the aggregate principal balance of the mortgage loans described herein is expected to be approximately $493 million. The mortgage loans are indexed to 1-Yr MTA with monthly coupon adjustments that allow for negative amortization whereby interest payments may be deferred and added to the principal balance thereof. For these loans, the monthly payment amount is subject to adjustment annually on a date specified in the mortgage note, subject to the conditions that (i) the amount of the monthly payment will not increase or decrease by an amount that is more than 7.50% of the monthly payment prior to the adjustment, (ii) as of the fifth anniversary of the first due date and on every fifth year thereafter, the monthly payment will be recast without regard to the limitation in clause (i) above and (iii) if the unpaid principal balance exceeds a percentage 115% of the original principal balance due to deferred interest, the monthly payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance of the mortgage loan over its remaining term to maturity.

Below is a summary of the expected loan characteristics of the pool:

Approximately 79% mortgage loans require the mortgagor to pay a penalty if the mortgagor prepays the mortgage loan during periods ranging from one year to three years after the mortgage loan was originated. All proceeds received with respect to prepayment penalties will be distributed to the servicer.

Group	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Max Rate
Group I - Conforming	70.37%	6.070%	5.695%	390	3.295%	2.920%	9.898%
Group II - NonConforming	29.63%	5.872%	5.497%	395	3.149%	2.774%	9.918%
Total	100.00%	6.011%	5.636%	392	3.251%	2.876%	9.904%

Prepayment Penalty Table

Conforming Group I	Balance	% Of Balance
NonPrepay	$63,568,777.31	18.31%
1 Year Hard	$238,957.08	0.07%
1 Year Hard/2 Year Soft	$86,602,796.71	24.95%
3 Year Hard	$187,985,252.58	54.16%
3 Year Soft	$8,708,503.39	2.51%
	$347,104,287.97	100.00%

NonConforming Group II	Balance	% Of Balance
NonPrepay	$40,397,480.24	27.63%
1 Year Hard/2 Year Soft	$44,486,538.39	30.43%
3 Year Hard	$58,342,888.69	39.90%
3 Year Soft	$2,975,832.15	2.04%
	$146,184,739.47	100.00%

See the attached collateral descriptions for more information. NOTE: the information related to the mortgage loans described herein reflects information as of the September 1, 2005. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the mortgage loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the mortgage Loans, as reflected herein, of up to 5%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 5% from amounts shown on the front cover hereof.**

Underwriting Standards: The mortgage loans were underwritten to the guidelines of the Originator as more fully described in the prospectus supplement.

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Subordinate Certificates provide credit enhancement for the Senior Certificates.

Carryover Shortfall Amount: If on any Distribution Date, the Certificate Interest Rate on the Class I-A-1 and Class I-A-2 Certificates is subject to their respective Net Rate Cap, such Class becomes entitled to payment of an amount equal to the excess of the (i) interest accrued at the Pass-Through Rate (without giving effect to the Net Rate Cap) over (ii) the amount of interest received based on the Net Rate Cap, together with the unpaid portion of any excess from previous Distribution Dates (and any interest thereon at the then Certificate Interest Rate without giving effect to the Net Rate Cap). On any Distribution Date, the Carryover Shortfall Amount will be paid to the Class I-A-1 and Class I-A-2, Certificate the portion of any Carryover Shortfall Amount after all of the Offered Certificates have received their required amounts (see Cash-Flow Description below).

Cash-Flow Description: Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class I-A-1, Class I-A-2, Class I-A-3, Class I-X and Class II-A-1 Certificates (The Class I-A-1 and Class I-A-2 net of Carryover Shortfall Amounts due to the Class I-A-1 and Class I-A-2 Certificates) in an amount equal to their respective Pass-Through Rates (as described on the cover page);
2. Payment of principal to the holders of the Class I-A-1, Class I-A-2, Class I-A-3 and Class II-A-1 Certificates, pro rata, in an amount equal to their related Senior Optimal Principal Amount;
3. Payment of any Carryover Shortfall Amounts to the Class I-A-1 and Class I-A-2 Certificates.
4. Payment of interest and principal sequentially to the Class B Certificates in order of their numerical class designations, beginning with the Class B-1 Certificates, so that each such Class shall receive (a) interest at a rate equal to the Pass-Through Rate (as described on page 2 hereof), and (b) such

class's Allocable Share of the Subordinate Optimal Principal Amount.

Negative Amortization:

Since the mortgage loans are subject to negative amortization, the Class A Certificates and the Subordinate Certificates are subject to increases in their principal balances. **However, the amount of negative amortization that occurs in each interest accrual period with respect to each mortgage loan subgroup will be offset by principal collections for such period on such related mortgage loan subgroup.** Any negative amortization for a related loan group that is not offset by principal collections will be accreted pro rata to each class of Certificates.

Shifting Interest:

The Senior Certificates (except for the Interest Only Certificates) will be entitled to receive 100% of the prepayments on the mortgage loans up to and including September 2015. The Senior Prepayment Percentage can be reduced to the related Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the related Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the related Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the mortgage loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the related mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the related Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the related mortgage loans do not exceed a) on or prior to September 2008, 20% or b) after September 2008, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the related subordinate prepayment percentage can be allocated to the related subordinate classes.

Allocation of Losses:

Realized Losses on the mortgage loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Group I will be allocated first to the

Class I-A-3 Certificates until reduced to zero then the Class I-A-2 Certificates until reduced to zero and then to the Class I-A-1 Certificates and realized losses on the Group II will be allocated to the Class II-A-1 Certificates.

Yield Maintenance Agreement:

The issuer will benefit from interest rate cap payments from the Yield Maintenance Provider pursuant to a yield maintenance agreement purchased with respect to the Class I-A-1 and Class I-A-2Certificates. The Yield Maintenance Agreement is intended to partially mitigate the interest rate risk that could result from the difference between the Formula Rate on the Certificates and the Net Rate Cap (the "Yield Maintenance Agreement").

On each Distribution Date, payments under the Yield Maintenance Agreements will be an amount equal to the product of (i) the excess of one-month LIBOR for such Distribution Date over the strike rate, (ii) the lesser of (a) the Certificate Principal Balance of the Class I-A-1 and Class I-A-2 for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in below, and (iii) the actual number of days in the corresponding accrual period divided by 360. It is anticipated that the Yield Maintenance Agreement will include the following terms:

See Below schedule of certificate balance and strike rates scheduled by month.

Payment Date	Notional Balance 25% CPR	Class A-1 Strike Rate
25-Oct-05	225,000,000.00	5.27
25-Nov-05	219,502,733.23	9.21
25-Dec-05	214,894,948.18	9.52
25-Jan-06	210,377,032.69	9.21
25-Feb-06	205,947,159.22	9.21
25-Mar-06	201,603,538.82	10.20
25-Apr-06	197,344,420.27	9.21
25-May-06	193,168,089.27	9.52
25-Jun-06	189,072,867.64	9.21
25-Jul-06	185,048,178.35	9.52
25-Aug-06	181,090,150.32	9.21
25-Sep-06	177,185,131.53	9.21
25-Oct-06	173,356,571.99	9.52
25-Nov-06	169,601,386.18	9.21
25-Dec-06	165,919,632.83	9.52
25-Jan-07	162,309,814.98	9.21
25-Feb-07	158,770,467.37	9.21
25-Mar-07	155,300,155.71	10.20
25-Apr-07	151,897,476.01	9.21
25-May-07	148,561,053.93	9.52
25-Jun-07	145,289,544.11	9.21
25-Jul-07	142,074,426.39	9.52
25-Aug-07	138,912,587.15	9.21
25-Sep-07	135,793,026.79	9.21
25-Oct-07	132,734,659.08	9.52
25-Nov-07	129,735,003.42	9.21
25-Dec-07	126,793,508.02	9.52
25-Jan-08	123,909,602.95	9.21
25-Feb-08	120,637,319.69	9.21
25-Mar-08	117,238,427.68	9.85
25-Apr-08	113,780,042.99	9.21
25-May-08	110,404,749.07	9.52
25-Jun-08	107,110,568.40	9.21
25-Jul-08	103,895,570.51	9.52
25-Aug-08	100,757,870.87	9.21
25-Sep-08	97,695,629.82	9.21
25-Oct-08	95,025,920.47	9.52
25-Nov-08	92,738,234.24	9.21

25-Dec-08	90,505,308.17	9.52
25-Jan-09	88,325,836.26	9.21
25-Feb-09	86,198,543.61	9.21
25-Mar-09	84,122,185.62	10.20
25-Apr-09	82,095,547.33	9.21
25-May-09	80,117,442.69	9.52
25-Jun-09	78,186,713.85	9.21
25-Jul-09	76,302,230.55	9.52
25-Aug-09	74,462,889.40	9.21
25-Sep-09	72,667,613.27	9.21
25-Oct-09	70,915,350.69	9.52
25-Nov-09	69,198,849.66	9.21
25-Dec-09	67,523,582.98	9.52
25-Jan-10	65,888,564.91	9.21
25-Feb-10	64,292,833.19	9.21
25-Mar-10	62,735,448.50	10.20
25-Apr-10	61,215,493.91	9.21
25-May-10	59,732,074.33	9.52
25-Jun-10	58,284,316.01	9.21
25-Jul-10	56,871,366.05	9.52
25-Aug-10	55,492,391.85	9.21
25-Sep-10	54,146,580.67	9.21
25-Oct-10	52,833,139.16	9.52
25-Nov-10	51,551,292.86	9.21
25-Dec-10	50,300,285.79	9.52
25-Jan-11	49,079,380.00	9.21
25-Feb-11	47,887,855.14	9.21
25-Mar-11	46,725,008.01	10.20
25-Apr-11	45,590,152.22	9.21
25-May-11	44,482,617.72	9.52
25-Jun-11	43,401,750.45	9.21
25-Jul-11	42,346,911.96	9.52
25-Aug-11	41,317,479.01	9.21
25-Sep-11	40,312,843.26	9.21
25-Oct-11	39,332,410.85	9.52
25-Nov-11	38,375,602.11	9.21
25-Dec-11	37,441,851.18	9.52
25-Jan-12	36,530,605.72	9.21
25-Feb-12	35,641,326.57	9.21
25-Mar-12	34,773,487.43	9.85
25-Apr-12	33,926,574.55	9.21
25-May-12	33,100,086.47	9.52
25-Jun-12	32,293,533.66	9.21
25-Jul-12	31,506,438.32	9.52
25-Aug-12	30,738,334.03	9.21
25-Sep-12	29,988,765.49	9.21
25-Oct-12	29,257,288.30	9.52
25-Nov-12	28,543,468.66	9.21

25-Dec-12	27,846,883.12	9.52
25-Jan-13	27,167,118.35	9.21
25-Feb-13	26,503,770.90	9.21
25-Mar-13	25,856,446.92	10.20
25-Apr-13	25,224,762.02	9.21
25-May-13	24,608,340.94	9.52
25-Jun-13	24,006,817.41	9.21
25-Jul-13	23,419,833.91	9.52
25-Aug-13	22,847,041.47	9.21
25-Sept-13	22,288,099.42	9.21
25-Oct-13	21,742,675.28	9.52
25-Nov-13	21,210,444.48	9.21
25-Dec-13	20,691,090.21	9.52
25-Jan-14	20,184,303.25	9.21
25-Feb-14	19,689,781.75	9.52

STATEMENT REGARDING ASSUMPTIONS
AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

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